EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 16, 2007 (March 14, 2008 as to Note 13), relating to the consolidated financial statements and financial statement schedule of Exactech, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption of Statement of Financial Accounting Standard No. 123R “Share-Based Payments” discussed in Note 2 and the retrospective adjustment of the 2006 and 2005 financial statements for a change in composition of reportable segments discussed in Note 13) appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2007, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Jacksonville, Florida

March 31, 2008